Patents Professionals, Inc.

www.patentsprofessional.com
info@patentsprofessional.com
Telephone: 775-321-8206
Fax: 775-562-4736

August 30, 2011

Attention: Barbara C. Jacobs

Re:

Patents Professionals, Inc.

Amendment no. 5 to Registration Statement on Form S-1

Filed July 28, 2011

File No. 333-160031

Dear Ms. Jacobs

Thank you for your letter dated August 24, 2011 and commenting on our S-1 filing. Please find below our answers to your comments.

General

1.

We are continuing to evaluate your response to prior comment one.

The company feels its response is compliance.

Unaudited Interim Condensed Statements of Stockholders' Equity (Deficit), page 37

2.

In your Unaudited Interim Condensed Statements of Stockholders' Equity (Deficit) on page 37, you disclose the "net loss for the year ended June 30, 2011." Please revise to clarify that this line item actually represents the net loss for the six-month period ended June 30, 2011.

We had revised accordingly the line in our Unaudited Interim Condensed Statements of Stockholder’s Equity (Deficit) on page 37.

//Wagner Massao Yomoguita//

President & CEO

Patents Professional, Inc.

Phone (775) 321-8206